Page 1 of 9

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 3)


MOTORCAR PARTS & ACCESSORIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class
of Securities)

620071-10-0
(CUSIP Number of Class
of Securities)


Dohn L. Kalmbach
Berman, Kalmbach & Co.
International Corporate Center
Suite B203
Rye, New York 10580-1430
Telephone Number (914) 967-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the
statement      .
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                                        Page 2 of 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Merrill C. Berman, S.S. No. ###-##-####

4.   Source of Funds

               PF, OO  (See Item 3)

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               100,000

8.   Shared Voting Power

                84,002

9.   Sole Dispositive Power

               100,000

10.  Shared Dispositive Power

                84,002

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               184,002

13.  Percent of Class Represented by Amount in Row (11)

               0.37

14.  Type of Reporting Person

               IN
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                                        Page 3 of 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Dohn L. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               37,000

8.   Shared Voting Power

               10,000

9.   Sole Dispositive Power

               37,000

10.  Shared Dispositive Power

               10,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               47,000

13.  Percent of Class Represented by Amount in Row (11)

               0.9

14.  Type of Reporting Person

               IN
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                                        Page 4 of 9

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Leland J. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               0

8.   Shared Voting Power

               5,000

9.   Sole Dispositive Power

               0

10.  Shared Dispositive Power

               5,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               5,000

13.  Percent of Class Represented by Amount in Row (11)

               0.1

14.  Type of Reporting Person

               IN
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Item 5.   Interest in Securities of the Issuer.

          The responses to Items 5(a) and 5(c) are hereby amended by deleting the entire text thereof and substituting the following:

          (a) The number of shares of Common Stock beneficially owned by each person identified in Item 2 hereof is:

                         Number of          Percentage
          Name            Shares             of Class

Dohn L. Kalmbach          37,000 (1)           .73
Leland J. Kalmbach         5,000               .09
Merrill C. Berman        100,000 (2)          1.98
Peter Kalmbach             5,000               .09
Allan I. Sandler          11,500               .23
Ellen B. Sandler Trust    11,500               .23
William Rotholz and
  Mrs. Rina Rotholz
  JTWROS                  10,000               .20
Richard Herman             3,000               .06
Lila Zimmerman             3,000               .06
Cynthia Brodsky            7,002               .14
Mary W. Ambrosio and
  Joseph J. Ambrosio
  JTWROS                   5,000               .10
Dalia Berman              17,500               .35
Ruth Pollen                1,000               .02
Mauricette Gottesman       5,000               .10
Andrew Bierig              1,000               .02
Peter Gottesman            3,000               .05
Eric P. Gottesman          1,500               .03
Melissa E. Gottesman       3,000               .05
Educational Opportunity
  Fund                     1,000               .02

Total                    231,502              4.59
______________________________
(1) Includes options to purchase 37,000 shares of Common Stock from a broker exercisable on or before July 10, 1998 at a price of $13.25 a share.

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                                        Page 6 of 9

(2) Includes options to purchase 100,000 shares of Common Stock from a broker exercisable on or before January 8, 1998 at a price of $12.95 a share.

(c) During the past 60 days the only transactions in the Company's Common Stock (other than bona fide gifts) effected by the persons identified in response to Item 2 were: (i) those set forth below, each of which was effected on the Nasdaq National Market with market makers in the Common Stock; and (ii) the following purchases and sales which were effected through a broker: the sale on July 9, 1997 by Merrill C. Berman of options to purchase 5,000 shares of Common Stock at an exercise price of $11.25, which options were sold for a price of $6.75 per share; the sale on July 11, 1997 by Merrill C. Berman of options to purchase 4,000 shares of Common Stock at an exercise price of $11.25, which options were sold for a price of $7.64 per share; the sale on July 14, 1997 by Merrill C. Berman of options to purchase 3,000 shares of Common Stock at an exercise price of $11.25, which options were sold for a price of $7.63 per share; the sale on September 2, 1997 by Dohn L. Kalmbach of options to purchase 18,000 shares of Common Stock at an exercise price of $10.00, which options were sold for a price of $9.10 per share; the sale on July 16, 1997 by Merrill C. Berman of options to purchase 3,000 shares of Common Stock at an exercise price of $11.25, which options were sold for a price of $7.75 per share; the sale on July 22, 1997 by Merrill C. Berman of options to purchase 5,000 shares of Common Stock at an exercise price of $13.25, which options were sold for a price of $7.35 per share; the sale on September 2, 1997 by Merrill C. Berman of options to purchase 20,000 shares of Common Stock at an exercise price of $13.25, which options were sold for a price of $7.67 per share. From time to time, persons identified in response to Item 2 may make gifts of shares of Common Stock held in their accounts.

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                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share

Valerie S. Kalmbach  7/17/97     Sell          248      18.75
Scott Kalmbach       7/17/97     Sell          600      18.75
Peter Kalmbach       7/17/97     Sell          600      18.75
Dohn L. Kalmbach     7/17/97     Sell          500      18.75
Andrew Bierig        7/28/97     Sell        1,000      18.75
Scott Kalmbach       8/1/97      Sell        3,000      18.50
Scott Kalmbach       8/1/97      Sell          500      18.4375
Leland J. Kalmbach   8/1/97      Sell          500      18.4375
Scott Kalmbach       8/4/97      Sell          600      18.625
Scott Kalmbach       8/4/97      Sell          400      18.50
Leland J. Kalmbach   8/4/97      Sell          600      18.50
Leland J. Kalmbach   8/5/97      Sell        1,000      18.50
Leland J. Kalmbach   8/6/97      Sell          300      18.50
Leland J. Kalmbach   8/6/97      Sell          600      18.25
Scott Kalmbach       8/6/97      Sell          500      18.50
Leland J. Kalmbach   8/6/97      Sell          500      18.125
Leland J. Kalmbach   8/7/97      Sell        1,500      18.9760
Peter Kalmbach       8/7/97      Sell        4,000      18.9760
Valerie Kalmbach     8/7/97      Sell        1,000      18.75
Peter Gottesman      8/20/97     Sell        1,000      17.75
Mauricette Gottesman 8/20/97     Buy         1,000      17.75
Ellen B. Sandler
  Trust              9/2/97      Sell          500      19.00
William Rotholz &
  Mrs. Rina Rotholz
  JTWROS             9/2/97      Sell          500      19.00
Allan I. Sandler     9/2/97      Sell        1,000      18.9204
Mary M. Ambrosio &
  Joseph J. Ambrosio
  JTWROS             9/2/97      Sell        1,000      18.9204
Mauricette Gottesman 9/2/97      Sell        2,000      18.9204
William Rotholz &
  Mrs. Rina Rotholz
  JTWROS             9/2/97      Sell        1,500      18.9204
Richard Herman       9/3/97      Sell          500      18.95
Lila Zimmerman       9/3/97      Sell          500      18.95
Mauricette Gottesman 9/3/97      Sell          500      18.95
Ellen B. Sandler
  Trust              9/3/97      Sell          500      18.95
Melissa E Gottesman  9/3/97      Sell        1,000      18.95
Mary W. Ambrosio &
  Joseph J. Ambrosio
  JTWROS             9/3/97      Sell        1,000      18.95
William Rotholz &
  Mrs. Rina Rotholz
  JTWROS             9/3/97      Sell        1,000      18.95

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                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share

Allan I Sandler      9/4/97      Sell        4,000      19.00
Ellen B. Sandler
  Trust              9/4/97      Sell        4,000      19.00
William Rotholz &
  Mrs. Rina Rotholz
  JTWROS             9/4/97      Sell        4,000      19.00
Mary W. Ambrosio &
  Joseph J. Ambrosio
  JTWROS             9/4/97      Sell        4,000      19.00
Mauricette Gottseman 9/4/97      Sell        4,000      19.00
Eric P. Gottesman    9/4/97      Sell          500      19.00
Melissa E. Gottesman 9/4/97      Sell        2,000      19.00
Cynthia Brodsky      9/4/97      Sell        1,000      19.00
Richard Herman       9/4/97      Sell        1,000      19.00
Lila Zimmerman       9/4/97      Sell        1,000      19.00
Ruth Pollen          9/4/97      Sell          500      19.00
Dalia Berman         9/4/97      Sell        5,000      19.00
Andrew Bierig        9/4/97      Sell        1,000      19.00
Peter Gottesman      9/4/97      Sell          500      19.00
Leland J. Kalmbach   9/4/97      Sell       10,000      19.00
Peter Kalmbach       9/4/97      Sell        4,000      19.00
Scott Kalmbach       9/4/97      Sell        5,000      19.00
Dohn L. Kalmbach     9/4/97      Sell        5,000      19.00
Valerie S. Kalmbach  9/4/97      Sell        3,000      19.083
Dalia Berman         9/8/97      Sell        1,000      19.50
Dalia Berman         9/8/97      Sell          500      19.25
Dalia Berman         9/8/97      Sell        2,500      19.375
Allan I. Sandler     9/8/97      Sell        1,000      19.250
Ellen B. Sandler
  Trust              9/8/97      Sell        1,000      19.250
William Rotholz &
  Mrs. Rina Rotholz
  JTWROS             9/8/97      Sell        1,000      19.250
Richard Herman       9/8/97      Sell          500      19.250
Mary W. Ambrosio &
  Joseph J. Ambrosio
  JTWROS             9/8/97      Sell        6,000      19.250
Lila Zimmerman       9/8/97      Sell          500      19.250
Dalia Berman         9/9/97      Sell        1,000      19.5982
Mauricette Gottesman 9/9/97      Sell        1,000      19.5982
Allan I. Sandler     9/9/97      Sell          500      19.5982
Ellen B. Sandler
  Trust              9/9/97      Sell          500      19.5982
Eric P. Gottesman    9/9/97      Sell          500      19.5982
Dalia Berman         9/10/97     Sell         2,500     19.125
Ruth Pollen          9/10/97     Sell           500     19.125

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                                        Page 9 of 9

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 1997

                              /s/Dohn L. Kalmbach
                              Dohn L. Kalmbach


                              /s/Dohn L. Kalmbach
                              Dohn L. Kalmbach
                              as Attorney-in-Fact
                              for Leland J. Kalmbach


                              /s/Merrill C. Berman
                              Merrill C. Berman

September 12, 1997


BY CERTIFIED MAIL


Motorcar Parts & Accessories, Inc.
2727 Maricopa Street
Torrance, CA 90503

Attention:     Mr. Peter Bromberg
               Chief Financial Officer

Dear Mr. Bromberg:

Enclosed on behalf of Dohn L. Kalmbach, Merrill C. Berman, and
Leland J. Kalmbach is one manually signed copy of Amendment No. 3 to their statement on Schedule 13D relating to the common stock, $.01 par value, of Motorcar Parts & Accessories, Inc.

Very truly  yours,



/s/Dohn L. Kalmbach
Dohn L. Kalmbach




Enclosure